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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-N

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                     BY FOREIGN BANKS AND FOREIGN INSURANCE
                COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
                AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
                       OF SECURITIES IN THE UNITED STATES


A.   Name of issuer or person filing ("Filer"):

     China Life Insurance Company Limited
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B.   This is (select one):

     [x] an original filing for the Filer

     [ ] an amended filing for the Filer


C.   Identify the filing in conjunction with which this Form is being filed:


   Name of registrant           China Life Insurance Company Limited
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   Form type    F-1
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   File Number (if known)      333-110615
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   Filed by            China Life Insurance Company Limited
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   Date Filed (if filed concurrently, so indicate)

   F-1 filed concurrently herewith
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D.   The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

     The People's Republic of China
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   and has its principal place of business at (Address in full and telephone number)

   16 Chaowai Avenue, Chaoyang District, Beijing 100020, China,
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   +86 (10) 8565 9999
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E.  The Filer designates and appoints (Name of United States person serving as agent)

    CT Corporation System ("Agent") located at 111 Eighth Avenue, 13th Floor,
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    New York, New York 10011, (212) 894-8940 as the agent of the Filer upon whom
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    may be served any process, pleadings, subpoenas, or other papers in:

    (a) any investigation or administrative proceeding conducted by the Commission, and

    (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia,

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          arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form
          F-1 filed on November 20, 2003 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.


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     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, Country of People's Republic of China, this 20th day of November, 2003 A.D.


     Filer: CHINA LIFE INSURANCE       By: /s/ Miao Fuchun
            COMPANY LIMITED                -------------------------------------

                                           Name:  Miao Fuchun
                                           Title: Director and Vice President




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This statement has been signed by the following persons in the capacities and on the dates indicated.


                             CT CORPORATION SYSTEM, Agent for Service of Process


                                      By: /s/ Robin LaPeters
                                          --------------------------------------

                                          Name: Robin LaPeters
                                          Title: Assistant Secretary


                                      Date: 11/7/03
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